China Clean Energy Inc.
Jiangyin Industrial Zone, Jiangyin Town
Fuqing City, Fujian Province
People’s Republic of China

July 19, 2011

VIA EDGAR

U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549
Attention: Sherry Haywood and Jay Ingram

Re:	China Clean Energy Inc. (the “Company”)
Post-Effective Amendment No. 5 to Registration Statement
on Form SB-2 on Form S-1
File No. 333-149018

Ladies and Gentlemen:

The Company hereby acknowledges that:

•	in declaring the above referenced filing effective, the Commission is not foreclosed from taking any action with respect to such filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions, please call Rick Werner of Haynes and Boone, LLP, counsel to the Company, at 212-659-4974.

Sincerely, CHINA CLEAN ENERGY INC.

By:	/s/ William Chen
Name: William Chen Title: Chief Financial Officer